UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,993,136

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,993,136

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,571,514

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,571,514

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,953,685

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 54,953,685

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05329W102

1.	Names of Reporting Persons. CBL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,712,083

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,712,083

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. Tynan, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,964

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 61,964

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,019,901

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 49,019,901

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,145,649

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 55,145,649

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05329W102

1.	Names of Reporting Persons. William C. Crowley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 152,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,298,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 15 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, LLC, a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 15 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

In open market purchases on November 13, 2007, November 15, 2007, November 21, 2007, November 23, 2007, and November 26, 2007, ESL acquired an aggregate of 2,874,615 shares for aggregate consideration of approximately $47,571,948 using working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 55,298,055 Shares (approximately 30.0% of the outstanding Shares based on the Issuer having 183,963,303 Shares outstanding on October 22, 2007, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER

ESL Partners, L.P.	55,298,055	(1)	30.0%	37,993,136		0	37,993,136		0

ESL Institutional Partners, L.P.	55,298,055	(1)	30.0%	221,701		0	221,701		0

ESL Investors, L.L.C.	55,298,055	(1)	30.0%	8,571,514		0	8,571,514		0

ESL Investments, Inc.	55,298,055	(1)	30.0%	54,953,685	(2)	0	54,953,685	(2)	0

CBL Partners, L.P.	55,298,055	(1)	30.0%	5,712,083		0	5,712,083		0

Tynan, LLC	55,298,055	(1)	30.0%	2,406		0	2,406		0

ESL Investment Management, L.P.	55,298,055	(1)	30.0%	61,964		0	61,964		0

RBS Partners, L.P.	55,298,055	(1)	30.0%	49,019,901	(3)	0	49,019,901	(3)	0

RBS Investment Management, LLC	55,298,055	(1)	30.0%	221,701	(4)	0	221,701	(4)	0

Edward S. Lampert	55,298,055	(1)	30.0%	55,145,649	(5)	0	55,145,649	(5)	0

William C. Crowley	55,298,055	(1)	30.0%	152,406	(6)	0	152,406	(6)	0

(1)                         This number consists of 37,993,136 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)                         This number consists of 37,993,136 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)                         This number consists of 37,993,136 Shares held by ESL, 8,571,514 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)                          This number consists of 221,701 Shares held by Institutional.

(5)                         This number consists of 37,993,136 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)                         This number consists of 2,406 Shares held by Tynan and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

             (c)         Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since November 8, 2007, the date of the last Amendment on Schedule 13D by the Filing Persons.

             (d)        Not applicable.

             (e)         Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2007

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTMENTS, INC.

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

TYNAN, LLC

By:	/s/ William C. Crowley
Name: William C. Crowley
Title: Member

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL INVESTMENT MANAGEMENT (GP), L.L.C., its
general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Managing Member

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley
William C. Crowley

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	11/13/07	open market purchase	1,033,415	$17.00
ESL Partners, L.P.	11/15/07	open market purchase	3,300	$16.83
ESL Partners, L.P.	11/15/07	open market purchase	11,600	$16.84
ESL Partners, L.P.	11/15/07	open market purchase	119,800	$16.85
ESL Partners, L.P.	11/15/07	open market purchase	25,000	$16.80
ESL Partners, L.P.	11/15/07	open market purchase	48,300	$16.90
ESL Partners, L.P.	11/15/07	open market purchase	1,700	$16.89
ESL Partners, L.P.	11/15/07	open market purchase	24,800	$16.93
ESL Partners, L.P.	11/15/07	open market purchase	4,900	$16.94
ESL Partners, L.P.	11/15/07	open market purchase	20,300	$16.95
ESL Partners, L.P.	11/15/07	open market purchase	138,600	$17.00
ESL Partners, L.P.	11/15/07	open market purchase	150,000	$17.10
ESL Partners, L.P.	11/15/07	open market purchase	50,000	$16.87
ESL Partners, L.P.	11/21/07	open market purchase	38,200	$15.69
ESL Partners, L.P.	11/21/07	open market purchase	39,000	$15.70
ESL Partners, L.P.	11/21/07	open market purchase	1,400	$15.72
ESL Partners, L.P.	11/21/07	open market purchase	6,100	$15.73
ESL Partners, L.P.	11/21/07	open market purchase	1,600	$15.74
ESL Partners, L.P.	11/21/07	open market purchase	48,800	$15.75
ESL Partners, L.P.	11/21/07	open market purchase	2,400	$15.76
ESL Partners, L.P.	11/21/07	open market purchase	9,700	$15.77
ESL Partners, L.P.	11/21/07	open market purchase	6,700	$15.78
ESL Partners, L.P.	11/21/07	open market purchase	10,400	$15.79

ESL Partners, L.P.	11/21/07	open market purchase	54,800	$15.80
ESL Partners, L.P.	11/21/07	open market purchase	8,000	$15.81
ESL Partners, L.P.	11/21/07	open market purchase	15,300	$15.83
ESL Partners, L.P.	11/21/07	open market purchase	1,000	$15.84
ESL Partners, L.P.	11/21/07	open market purchase	100	$15.85
ESL Partners, L.P.	11/21/07	open market purchase	10,000	$15.86
ESL Partners, L.P.	11/21/07	open market purchase	17,300	$15.87
ESL Partners, L.P.	11/21/07	open market purchase	17,600	$15.88
ESL Partners, L.P.	11/21/07	open market purchase	20,000	$15.89
ESL Partners, L.P.	11/21/07	open market purchase	132,000	$15.90
ESL Partners, L.P.	11/21/07	open market purchase	13,400	$15.91
ESL Partners, L.P.	11/21/07	open market purchase	5,000	$15.92
ESL Partners, L.P.	11/21/07	open market purchase	85,200	$15.93
ESL Partners, L.P.	11/21/07	open market purchase	24,600	$15.94
ESL Partners, L.P.	11/21/07	open market purchase	5,700	$15.95
ESL Partners, L.P.	11/21/07	open market purchase	18,100	$15.96
ESL Partners, L.P.	11/21/07	open market purchase	1,400	$15.97
ESL Partners, L.P.	11/21/07	open market purchase	15,600	$15.98
ESL Partners, L.P.	11/21/07	open market purchase	14,900	$15.99
ESL Partners, L.P.	11/21/07	open market purchase	52,700	$16.00
ESL Partners, L.P.	11/23/07	open market purchase	19,900	$16.00
ESL Partners, L.P	11/26/07	open market purchase	55,900	$16.21
ESL Partners, L.P.	11/26/07	open market purchase	2,200	$16.25
ESL Partners, L.P.	11/26/07	open market purchase	9,600	$16.24
ESL Partners, L.P.	11/26/07	open market purchase	42,400	$16.23
ESL Partners, L.P.	11/26/07	open market purchase	35,600	$16.22
ESL Partners, L.P.	11/26/07	open market purchase	67,400	$16.15
ESL Partners, L.P.	11/26/07	open market purchase	12,300	$16.14
ESL Partners, L.P.	11/26/07	open market purchase	400	$16.12
ESL Partners, L.P.	11/26/07	open market purchase	2,400	$16.13
ESL Partners, L.P.	11/26/07	open market purchase	17,500	$16.11
ESL Partners, L.P.	11/26/07	open market purchase	5,100	$16.01
ESL Partners, L.P.	11/26/07	open market purchase	69,159	$16.00
ESL Partners, L.P.	11/26/07	open market purchase	2,000	$15.99
ESL Partners, L.P.	11/26/07	open market purchase	88,400	$16.05
ESL Partners, L.P.	11/26/07	open market purchase	20,100	$16.08
ESL Partners, L.P.	11/26/07	open market purchase	99,900	$16.10
ESL Partners, L.P.	11/26/07	open market purchase	500	$16.09
ESL Partners, L.P.	11/26/07	open market purchase	9,641	$16.04
ESL Partners, L.P.	11/26/07	open market purchase	1,500	$16.03
ESL Partners, L.P.	11/26/07	open market purchase	200	$16.02
ESL Partners, L.P.	11/26/07	open market purchase	300	$16.22
ESL Partners, L.P.	11/26/07	open market purchase	2,400	$16.02
ESL Partners, L.P.	11/26/07	open market purchase	1,100	$16.07